SUPPLEMENT (To Preliminary Prospectus Dated December 10, 2018)	Filed Pursuant to Rule 424(h) Registration File No. 333-227446-01

$696,209,000 (Approximate)

Morgan Stanley Capital I Trust 2018-H4
(Central Index Key Number 0001758882)

as Issuing Entity

Morgan Stanley Capital I Inc.
(Central Index Key Number 0001547361)

as Depositor

Morgan Stanley Mortgage Capital Holdings LLC
(Central Index Key Number 0001541557)

Argentic Real Estate Finance LLC
(Central Index Key Number 0001624053)

Starwood Mortgage Capital LLC
(Central Index Key Number 0001548405)

KeyBank National Association
(Central Index Key Number 0001089877)

Cantor Commercial Real Estate Lending, L.P.
(Central Index Key Number 0001558761)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2018-H4

This is a supplement to, and supersedes any contrary information in, the preliminary prospectus dated December 10, 2018 (the “Preliminary Prospectus”). The Preliminary Prospectus is updated in the manner set forth herein. Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Morgan Stanley	Cantor Fitzgerald & Co.

KeyBanc Capital Markets	Bancroft Capital, LLC

The date of this Supplement is December 11, 2018.

STRUCTURAL UPDATE

1.	An additional class of certificates denominated the “Class X-D certificates” will be privately offered in the approximate initial Notional Amount of $25,298,000, with an assumed final Distribution Date and Rated Final Distribution Date of December 2028 and December 2051, respectively. The Class X-D certificates will constitute "Class X Certificates" under the Preliminary Prospectus, and the Class D Certificates will constitute an “Underlying Class” with respect to the Class X-D certificates. The Notional Amount of the Class X-D certificates will at all times equal the Certificate Balance of the Class D certificates. The Class X-D certificates will not represent the right to receive any distributions of principal. The Pass-Through Rate for the Class X-D certificates for any Distribution Date will be a per annum rate equal to the excess, if any of (a) the WAC Rate for that Distribution Date, over (b) the Pass Through Rate on the Class D certificates for such Distribution Date.

The notional amount of the Class X-D certificates is subject to a permitted variance of plus or minus 5% and may also vary depending upon the final pricing of the Class D certificates. If, as a result of such pricing the Pass-Through Rate of the Class X-D certificates would be equal to zero at all times, the Class X-D certificates will not be issued on the Closing Date of this securitization. The notional amount of the Class X-D certificates is also subject to change based on final pricing of all certificates and the final determination of the fair market value of the Class E-RR, Class F-RR, Class G-RR and Class H-RR Certificates. The initial Notional Amount of the Class X-D certificates, is expected to fall within a range of $22,629,000 to $28,685,000.

On each Distribution Date, distributions of interest on the Class X-D certificates will be paid pari passu with distributions of interest on the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class X-A and Class X-B certificates, up to an amount equal to, and pro rata in accordance with, the respective Interest Distribution Amounts for those classes.

Principal losses on the mortgage loans will not be allocated to the Class X-D certificates, although mortgage loan losses will reduce the notional amount of the Class X-D certificates (to the extent such losses are allocated to the Class D certificates) and will therefore affect the amount of interest distributable on the Class X-D certificates and the yield to maturity of the Class X-D certificates.

The Class X-D certificates will be a Regular Interest in the Upper-Tier REMIC.

With respect to any Distribution Date, Prepayment Premiums or Yield Maintenance Charges relating to the mortgage loans in the Issuing Entity and collected during the related Collection Period that remain after distributions thereof to the holders of each classes of the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class B, Class C and Class D certificates then entitled to distributions of principal on such Distribution Date (as to the applicable Distribution Date, the “Class X YM Distribution Amount”) will be distributed to the holders of the Class X Certificates as follows: (1) first, to the Class X-A and Class X-B certificates, in the case of each such class in an amount equal to the product of (i) a fraction, the numerator of which is equal to the amount of principal distributed on the applicable Distribution Date with respect to the Underlying Class(es) of Principal Balance Certificates for such class of Class X Certificates, and the denominator of which is the total amount of principal distributed on the applicable Distribution Date with respect to the Principal Balance Certificates, multiplied by (ii) the Class X YM Distribution Amount for the applicable Distribution Date, and (2) second, to the Class X-D certificates, in an amount equal to the portion of the Class X YM Distribution Amount remaining after the distributions to the holders of the Class X-A and Class X-B certificates. Notwithstanding any of the foregoing to the contrary, if at any time the Certificate Balances of the Principal Balance Certificates (other than the Control Eligible Certificates) have been reduced to zero as a result of the allocation of principal payments on the Mortgage Loans, the certificate administrator will pay to the holders of each remaining class of Principal Balance Certificates then entitled to distributions of principal on such Distribution Date the product of (a) any Yield Maintenance Charge or Prepayment Premium distributable on the subject Distribution Date and (b) a fraction, the numerator of which is equal to the amount of principal distributed to such class for that Distribution Date, and the denominator of which is the total amount of principal distributed to all Principal Balance Certificates for that Distribution Date.

2.	The section “Credit Risk Retention—Determination of Amount of Required Horizontal Credit Risk Retention” in the Preliminary Prospectus is deleted and replaced with the following to include the retaining sponsor’s calculation of the fair value of the Class X-D Certificates and the corresponding Underlying Class of the Class D certificates:

Determination of Amount of Required Horizontal Credit Risk Retention

General

CMBS such as the principal balance certificates are typically priced based relative to either the swap yield curve or to a targeted yield. The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class B, Class C and Class D certificates (the “Swap Priced Principal Balance Certificates”) are anticipated to be priced based on the swap yield curve, and the Class E-RR, Class F-RR, Class G-RR and Class H-RR certificates (the “Yield Priced Principal Balance Certificates”) are anticipated to be priced based on a targeted yield. The Retaining Sponsor calculated the expected scheduled principal payments (the “Scheduled Certificate Principal Payments”) on each class of Swap Priced Principal Balance Certificates and each class of Yield Priced Principal Balance Certificates as described below. CMBS such as the Class X Certificates are typically priced relative to the treasury yield curve. The Retaining Sponsor made its determination of the fair value of the Swap Priced Principal Balance Certificates and the Class X Certificates based on a number of inputs and assumptions consistent with these typical pricing methodologies in the manner described below for the applicable class of certificates. It should be noted in reviewing the fair value discussion below, that certain of the inputs and assumptions, such as yields, credit spreads, prices and coupons, are not directionally correlated (i.e., variations from the base case in the direction of the high or low estimates will not necessarily occur in the same manner, in the same direction or to the same degree for each applicable input or assumption at any given point in time or as a result of any particular market condition). For example, with respect to any particular class of certificates, swap yields may widen in the direction of the high estimate provided, while credit spreads and/or prices move in the direction of the low estimate provided.

Swap Priced Principal Balance Certificates

Based on the Structuring Assumptions and assuming a 0% constant prepayment rate (“CPR”), the Retaining Sponsor calculated what the Scheduled Certificate Principal Payments on each class of Swap Priced Principal Balance Certificates would be over the course of this securitization transaction based on when principal payments are required to be made under the terms of the underlying Mortgage Loan documents during each Collection Period and which classes of Swap Priced Principal Balance Certificates will be entitled to receive principal payments based on the payment priorities described in “Description of Certificates—Distributions—Priority of Distributions”. On the basis of the Scheduled Certificate Principal Payments, the Retaining Sponsor calculated the weighted average life for each class of Swap Priced Principal Balance Certificates.

Swap Yield Curve

For an expected range of values at specified points along the swap yield curve, see the table below entitled “Range of Swap Yields for the Swap Priced Principal Balance Certificates”. The Retaining Sponsor utilized the assumed swap yield curve in the table below in determining the range of fair values of the Swap Priced Principal Balance Certificates. The actual swap yield curve that will be used as a basis for determining the price of the Swap Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair value calculations. The Retaining Sponsor identified the range presented in the table below at each maturity on the swap yield curve, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the certificates, based on 10 business day rolling periods over the past 6 months.

Range of Swap Yields for the Swap Priced Principal Balance Certificates

Maturity (Years)	Low Estimate of Swap Yield	Base Case Swap Yield	High Estimate of Swap Yield
2Y	2.544%	2.993%	3.442%
3Y	2.537%	2.985%	3.433%
4Y	2.526%	2.972%	3.418%
5Y	2.513%	2.957%	3.401%
6Y	2.522%	2.967%	3.412%
7Y	2.491%	2.931%	3.371%
8Y	2.503%	2.945%	3.387%
9Y	2.514%	2.958%	3.402%
10Y	2.523%	2.968%	3.413%

Based on the swap yield curve, the Retaining Sponsor will determine for each Class of Swap Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the “Swap Curve Interpolated Yield”) that corresponds to that class’s weighted average life by using a linear straight-line interpolation (using the swap yield curve with 2, 3, 4, 5, 6, 7, 8, 9 and 10 year maturities) if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination for Swap Priced Principal Balance Certificates

The Retaining Sponsor determined the credit spread for each class of Swap Priced Principal Balance Certificates on the basis of market bids obtained for similar CMBS with similar credit ratings, pool composition and asset quality, payment priority and weighted average lives of the related class of Swap Priced Principal Balance Certificates as of the date of this prospectus. The actual credit spread for a particular class of Swap Priced Principal Balance Certificates at the time of pricing is not known at this time, and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher or lower fair values. The Retaining Sponsor identified the range presented in the table below from the base case credit spread percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the Swap Priced Principal Balance Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.

Range of Credit Spreads for the Swap Priced Principal Balance Certificates

Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class A-1	0.260%	0.300%	0.350%
Class A-2	0.470%	0.550%	0.630%
Class A-SB	0.680%	0.800%	0.920%
Class A-3	0.820%	0.960%	1.100%
Class A-4	0.830%	0.980%	1.130%
Class A-S	1.060%	1.250%	1.440%
Class B	1.280%	1.500%	1.730%
Class C	1.910%	2.250%	2.590%
Class D	2.680%	3.150%	3.620%

Discount Yield Determination for Swap Priced Principal Balance Certificates

The discount yield (the “Discount Yield”) for each class of Swap Priced Principal Balance Certificates is the sum of the Swap Curve Interpolated Yield for such class and the related credit spread established at pricing. The Retaining Sponsor determined the Discount Yield for each class of Swap Priced Principal Balance Certificates on the basis of market bids obtained for similar CMBS with similar credit ratings, pool composition and asset quality, payment priority and weighted average lives of the related class of Swap Priced Principal Balance Certificates as of the date of this prospectus. The actual Discount Yield for a particular class of Swap Priced Principal Balance Certificates at the time of pricing is not known at this time, and differences in the then current Discount Yield demanded by investors for similar CMBS will ultimately result in higher or lower fair values.

For an expected range of values for each class of Swap Priced Principal Balance Certificates, see the table entitled “Range of Discount Yields for the Swap Priced Principal Balance Certificates” below. The Retaining Sponsor identified the range presented in the table below from the base case Discount Yield percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the discount yield for newly issued CMBS reasonably expected to occur prior to pricing of the Swap Priced Principal Balance Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.

Range of Discount Yields for the Swap Priced Principal Balance Certificates

Class of Certificates	Low Estimate of Discount Yield	Base Case Discount Yield	High Estimate of Discount Yield
Class A-1	2.7973%	3.2853%	3.7834%
Class A-2	2.9834%	3.5075%	4.0315%
Class A-SB	3.1756%	3.7364%	4.2972%
Class A-3	3.3409%	3.9257%	4.5104%
Class A-4	3.3527%	3.9477%	4.5426%
Class A-S	3.5827%	4.2177%	4.8526%
Class B	3.8027%	4.4677%	5.1426%
Class C	4.4327%	5.2177%	6.0026%
Class D	5.2027%	6.1177%	7.0326%

Determination of Class Sizes for Swap Priced Principal Balance Certificates

The Retaining Sponsor was provided credit support levels for each class of Principal Balance Certificates by each Rating Agency. A credit support level for a particular class of Swap-Priced Principal Balance Certificates reflects the Rating Agency’s assessment of the aggregate certificate balance of Swap-Priced Principal Balance Certificates that would be required to be subordinate to that class of Swap-Priced Principal Balance Certificates in order to satisfy that Rating Agency’s internal ratings criteria to permit it to issue a particular credit rating. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the Retaining Sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of Principal Balance Certificates (the “Constraining Level”). In certain circumstances the Retaining Sponsor, in consultation with MSMCH and the other sponsors, may have elected not to engage a rating agency for particular classes of certificates, based in part on the credit support levels provided by that rating agency. See “Risk Factors—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”. The Certificate Balance for the classes of certificates with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class’s Constraining Level. For each other subordinate class of Principal Balance Certificates, that class’s Certificate Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference between the Constraining Level for the immediately senior class of Principal Balance Certificates and such subordinate class’s Constraining Level.

For purposes of the calculations in this “Credit Risk Retention” section, the Certificate Balances of the Class A-3 and Class A-4 Certificates are assumed to be $220,000,000 and $253,164,000, respectively.

Target Price or Target Coupon Determination for Swap Priced Principal Balance Certificates

The Retaining Sponsor determined a target price (the “Target Price”) or target coupon (the “Target Coupon”) for each class of Swap Priced Principal Balance Certificates on the basis of the price (expressed as a percentage of the Certificate Balance of that class) that similar CMBS with similar credit ratings, cash flow profiles and prepayment risk have priced at in recent securitization transactions or, with respect to a Target Coupon, on the basis of the coupon associated with similar CMBS with similar credit ratings, cash flow profiles and prepayment risk in recent securitization transactions. The Target Price or Target Coupon that was utilized for each class of Swap Priced Principal Balance Certificates is set forth in the table below. The Target Prices and Target Coupons utilized by the Retaining Sponsor have not changed materially during the prior year.

Target Prices for the Swap Priced Principal Balance Certificates

Class of Certificates	Target Price
Class A-1	100%
Class A-2	103%
Class A-SB	103%
Class A-3	101%
Class A-4	103%
Class A-S	103%
Class B	103%

Target Coupons for the Swap Priced Principal Balance Certificates

Class of Certificates	Target Coupon
Class C	(1)
Class D	3%

(1)	The WAC Rate (less, in the case of the Class C Certificates, the portion of such rate payable on the portion of the Class X-B Certificates Notional Amount that corresponds to the Class C Certificates).

Determination of Assumed Certificate Coupon for Swap Priced Principal Balance Certificates

With respect to each class of Swap Priced Principal Balance Certificates (other than the Class C and Class D Certificates), based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap Priced Principal Balance Certificates, the Retaining Sponsor determined the assumed certificate coupon (the “Assumed Certificate Coupon”) by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of certificates in order to achieve the related Target Price for that class of certificates when utilizing the related Discount Yield in determining that Target Price. The Assumed Certificate Coupon with respect to each class of the Class C and Class D Certificates is equal to the related Target Coupon. The Assumed Certificate Coupon for each class of certificates and range of Assumed Certificate Coupons generated as a result of the range of possible Discount Yields as of the Closing Date is set forth in the table below.

Range of Assumed Certificate Coupons for the Swap Priced Principal Balance Certificates

Class of Certificates	Low Estimate of Assumed Certificate Coupon	Base Case Assumed Certificate Coupon	High Estimate of Assumed Certificate Coupon
Class A-1	2.82000%	3.30900%	3.80750%
Class A-2	3.64600%	4.17600%	4.70580%
Class A-SB	3.63300%	4.19900%	4.76480%
Class A-3	3.45400%	4.03600%	4.61790%
Class A-4	3.70000%	4.29900%	4.89810%
Class A-S	3.93200%	4.57100%	5.07613%(1)
Class B	4.15400%	4.82200%	5.07613%(1)
Class C	4.72113%(2)	5.07613%(1)	5.07613%(1)
Class D	3.00000%	3.00000%	3.00000%

(1)	Based on the WAC Rate.
(2)	Based on the WAC Rate, less a specified percentage.

Determination of Expected Price for Swap Priced Principal Balance Certificates

Based on interest payments using the Assumed Certificate Coupons for the Swap Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each Class of Swap Priced Principal Balance Certificates, the Retaining Sponsor determined the price (the “Swap Priced Expected Price”) expressed as a percent of the Certificate Balance of that Class by determining the net present value of the Scheduled Certificate Principal Payments and interest payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield; however, for purposes of such calculation no Assumed Certificate Coupon exceeded the WAC Rate. The Retaining Sponsor determined the Swap Priced Expected Price for each class of Swap Priced Principal Balance Certificates based on the low estimate and high estimate of Assumed Certificate Coupons and the Discount Yield. The lower the yield based on the Assumed Certificate Coupon, the higher the corresponding Swap Priced Expected Price for a class of certificates will be, therefore, the low range of fair values of the Swap Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair values of the Swap Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.

Class X Certificates

Based on the Structuring Assumptions and assuming a 100% CPY prepayment rate, the Retaining Sponsor calculated what the expected scheduled interest payments on each class of Class X Certificates would be over the course of the transaction (for each class of certificates, the “Scheduled Certificate Interest Payments”) based on what the Notional Amount of the related class of Class X Certificates would be during each Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying Mortgage Loan documents assuming a 100% CPY prepayment rate and the classes of certificates that would be entitled to those principal payments based on the payment priorities described in “Description of the Certificates—Distributions—Priority of Distributions”. On the basis of the periodic reduction in the Notional Amount of each class of Class X Certificates, the Retaining Sponsor calculated the weighted average life for each such class of Class X Certificates.

Determination of Treasury Yield Curve for Class X Certificates

The Retaining Sponsor utilized the assumed treasury yield curve in the table below in determining the range of fair values of the Class X Certificates. The actual treasury yield curve that will be used as a basis for determining the price of the Class X Certificates is not known at this time, and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the treasury yield curve, see the table below. The Retaining Sponsor identified the range presented in the table below at each maturity on the treasury yield curve, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the certificates, based on 10 business day rolling periods over the past 6 months.

Range of Treasury Yields for the Class X Certificates

Maturity (Years)	Low Estimate of Treasury Yield	Base Case Treasury Yield	High Estimate of Treasury Yield
7Y	2.415%	2.841%	3.267%
10Y	2.475%	2.912%	3.349%

For each class of Class X Certificates, the Retaining Sponsor determined the yield reflected on the treasury yield curve (the “Yield Curve Interpolated Yield”) that corresponds to the weighted average life of the Notional Amount of such class of Class X Certificates by using a straight-line interpolation.

Credit Spread Determination for Class X Certificates

The Retaining Sponsor determined the credit spread for each class of Class X Certificates on the basis of market bids obtained for similar CMBS with similar credit ratings, pool composition and asset quality, payment priority and weighted average lives of such class of Class X Certificates as of the date of this prospectus. The actual credit spread for a particular class of Class X Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher or lower fair values. The Retaining Sponsor identified the range presented in the table below from the base case credit spread percentage, which is the Retaining Sponsor’s estimate of the largest percentage increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the certificates.

Range of Credit Spreads for the Class X Certificates

Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class X-A	1.060%	1.250%	1.440%
Class X-B	1.060%	1.250%	1.440%
Class X-D	2.340%	2.750%	3.160%

Discount Yield Determination for Class X Certificates

The Discount Yield for each class of Class X Certificates is the sum of the Yield Curve Interpolated Yield for such class and the related credit spread. For an expected range of values for each class of Class X Certificates, see the table below. The Retaining Sponsor identified the range presented in the table below from the base case Discount Yield percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the discount yield for newly issued CMBS reasonably expected to occur prior to pricing of the Class X Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.

Range of Discount Yields for the Class X Certificates

Class of Certificates	Low Estimate of Discount Yield	Base Case Discount Yield	High Estimate of Discount Yield
Class X-A	3.5126%	4.1355%	4.7584%
Class X-B	3.5293%	4.1553%	N/A
Class X-D	4.8093%	5.6553%	6.5013%

Determination of Scheduled Certificate Interest Payments for Class X Certificates

Based on the range of Assumed Certificate Coupons determined for the Principal Balance Certificates, the Retaining Sponsor determined the range of Scheduled Certificate Interest Payments in each scenario for each class of Class X Certificates based on difference between the WAC Rate in effect from time to time, over the Pass-Through Rate or the weighted average of the Pass-Through Rate(s), as applicable, of the Underlying Class(es) of Principal Balance Certificates upon which the Notional Amount of such class of Class X Certificates is based.

Determination of Interest-Only Expected Price

Based on the Discount Yield and the Scheduled Certificate Interest Payments for each class of Class X Certificates, the Retaining Sponsor determined the price (the “Interest-Only Expected Price”) expressed as a percent of the Notional Amount of such Class by determining the net present value of the Scheduled Certificate Interest Payments discounted at the related Discount Yield. The Retaining Sponsor determined the Interest-Only Expected Price for each class of Class X Certificates based on the low estimate and high estimate of Assumed Certificate Coupons for the Principal Balance Certificates and the resulting Scheduled Certificate Interest Payments due to the Class X Certificates in each scenario. Lower Assumed Certificate Coupons on the Principal Balance Certificates result in an increase in the Scheduled Certificate Interest Payments to the Class X Certificates and therefore a higher Interest-Only Expected Price, and higher Assumed Certificate Coupons on the Principal Balance Certificates result in a decrease in the Scheduled Certificate Interest Payments to the Class X Certificates and therefore a lower Interest-Only Expected Price.

Yield Priced Principal Balance Certificates

The Yield Priced Principal Balance Certificates include each class of RR Certificates expected to be acquired by the Retaining Party, and the valuation of each such class of RR Certificates was based on the price (based on a targeted discount yield of 13.70% for each class of RR Certificates, the Structuring Assumptions and 0% CPY) each as agreed to among the Sponsors and the Retaining Party, as set forth under “—Material Terms of the RR Certificates” above (the “Yield Priced Expected Price” and, together with the Swap Priced Expected Price and the Interest-Only Expected Price, the “Expected Prices”), expressed as a percent of the Certificate Balance of that class.

Determination of Class Sizes of RR Certificates

The Retaining Sponsor determined the Certificate Balance of each class of RR Certificates in the same manner described above in “—Determination of Class Sizes for Swap Priced Principal Balance Certificates”.

Weighted Average Life of Certificates

On the basis of the Scheduled Certificate Principal Payments, the Retaining Sponsor calculated the weighted average life for each class of Swap Priced Principal Balance Certificates (based on 0% CPR), Class X Certificates (based on 100% CPY), and RR Certificates (based on 0% CPY).

Calculation of Fair Value of All Certificates

Fair Value of the Certificates (other than the Class V and Class R Certificates)

Based on the Expected Prices, the Retaining Sponsor determined the fair value of each class of certificates (other than the Class V and Class R certificates) by multiplying the Expected Price by the related Certificate Balance or Notional Amount.

Fair Value of the Class V Certificates

The Retaining Sponsor determined that the Class V certificates have a fair value equal to zero based on the fact that there is a low probability of Excess Interest being received, and if received, it would be received near the stated maturity date of the related Mortgage Loan. Accordingly, there is no market for the Class V certificates.

Range of Fair Values

Based on the Expected Prices and the fair value of the Class V certificates, the Retaining Sponsor determined the fair value or range of fair values set forth in the table below for each class of certificates (other than the Class R certificates). For the “Base

Case Fair Value”, the Retaining Sponsor determined the fair value of the related class of certificates by multiplying the relevant Expected Price by the Certificate Balance or Notional Amount, as applicable, of such class of certificates. For the “High Estimate of Fair Value”, the Retaining Sponsor determined the fair value for the related class of certificates by multiplying the relevant Expected Price by the high estimate Certificate Balance or Notional Amount, as applicable, of such class of certificates. For the “Low Estimate of Fair Value”, the Retaining Sponsor determined the fair value of the related class of certificates by multiplying the relevant Expected Price by the low estimate Certificate Balance or Notional Amount, as applicable, of such class of certificates.

Range of Fair Values

Class of Certificates	High Estimate of Fair Value	Base Case Fair Value	Low Estimate of Fair Value
Class A-1	$19,099,933	$19,099,874	$19,100,000
Class A-2	$33,886,770	$33,886,312	$33,886,997
Class A-SB	$33,576,377	$33,576,324	$33,577,990
Class A-3	$222,199,428	$222,189,968	$222,199,868
Class A-4	$260,745,350	$260,739,680	$260,758,793
Class A-S	$66,679,818	$66,679,481	$66,340,755
Class B	$38,984,440	$38,982,086	$37,932,582
Class C	$36,930,500	$35,729,833	$33,665,855
Class D(1)	$18,820,512	$19,518,409	$20,551,096
Class E-RR(1)	$10,521,533	$9,059,159	$7,203,385
Class F-RR	$11,460,104	$11,460,104	$11,460,104
Class G-RR	$4,365,754	$4,365,754	$4,365,754
Class H-RR	$16,349,769	$16,349,769	$16,349,769
Class X-A	$65,705,547	$39,932,667	$15,483,417
Class X-B	$10,535,028(2)	$3,923,568	$0
Class X-D(1)	$3,749,673	$4,038,682	$4,414,957
Class V	$0	$0	$0

(1)	The approximate initial Certificate Balance of the Class D and Class E-RR certificates is estimated based in part on the estimated ranges of initial Certificate Balances and estimated fair values described under this “Credit Risk Retention” section. The Class D initial Certificate Balance is expected to fall within a range of $22,629,000 to $28,685,000, and the Class E-RR initial Certificate Balance is expected to fall within a range of $13,147,000 to $19,203,000, with the ultimate initial Certificate Balance of such Class determined such that the aggregate fair value of the RR Certificates will equal at least 5% of the estimated fair value of all of the Classes of Regular Certificates issued by the issuing entity. Accordingly, the Class X-D initial Notional Amount is expected to fall within a range of $22,629,000 to $28,685,000.
(2)	For purposes of this calculation only, the initial Notional Amount of the Class X-B Certificates was assumed to be $138,445,000, which Notional Amount is equal to the aggregate Certificate Balances of the Class A-S, Class B and Class C certificates. The actual Notional Amount of the Class X-B certificates in connection with this securitization is $102,589,000 as set forth on the cover page to this prospectus.

The estimated range of fair value for all the certificates (other than the Class R certificates) is approximately $787,291,322 to $853,610,536.

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The information in this supplement, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. The information in this supplement may be amended or supplemented. This supplement is being delivered to you solely to provide you with information about the offering of the offered certificates referred to in the Preliminary Prospectus and to solicit an offer to purchase the offered certificates, when, as and if issued.

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